SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                              (Amendment No. 2)


                            Presidio Capital Corp.
       -----------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $0.01 par value
       -----------------------------------------------------------------
                         (Title of Class of Securities)


                                    G72201109
       -----------------------------------------------------------------
                                 (CUSIP Number)


                            Leonard S. Ferleger, Esq.
                           Kirkpatrick & Lockhart LLP
                              1500 Oliver Building
                         Pittsburgh, Pennsylvania 15222
                                 (412) 355-6500
        -----------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                  March 5, 1998
        -----------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

            NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 8 Pages)

                                                            (Page 2 of 8 Pages)
                                      13D
                                 ------------

CUSIP No. G72201109

1)    NAMES OF REPORTING PERSONS                        Stonehill Partners, L.P.
                                                        ------------------------
      I.R.S. IDENTIFICATION
      NOS. OF ABOVE PERSONS
                                                                     -----------

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [   ]
                                                                     (b)   [ X ]
3)    SEC USE ONLY

4)    SOURCE OF FUNDS*                                                    WC, OO
                                                                          ------

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                        [   ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware
                                                                        --------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

      7)    SOLE VOTING POWER                                            282,139
                                                                         -------

      8)    SHARED VOTING POWER                                            - 0 -
                                                                           -----

      9)    SOLE DISPOSITIVE POWER                                       282,139
                                                                         -------

      10)   SHARED DISPOSITIVE POWER                                       - 0 -
                                                                           -----

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                           282,139
                                                                         -------

12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES*                               [     ]

13)   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                                                    2.8%
                                                                           -----

14)   TYPE OF REPORTING PERSON*                                               PN
                                                                              --

                                                            (Page 3 of 8 Pages)

                                      13D
                                 ------------

CUSIP No. G72201109

1)    NAMES OF REPORTING PERSONS                              Stonehill Offshore
                                                                Partners Limited
                                                              ------------------
      I.R.S. IDENTIFICATION
      NOS. OF ABOVE PERSONS
                                                                     -----------

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [   ]
                                                                     (b)   [ X ]
3)    SEC USE ONLY

4)    SOURCE OF FUNDS*                                                    WC, OO
                                                                          ------

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                        [   ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION                        Cayman Islands
                                                                  --------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

      7)    SOLE VOTING POWER                                            111,521
                                                                         -------

      8)    SHARED VOTING POWER                                            - 0 -
                                                                           -----

      9)    SOLE DISPOSITIVE POWER                                       111,521
                                                                         -------

      10)   SHARED DISPOSITIVE POWER                                       - 0 -
                                                                           -----

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                           111,521
                                                                         -------
12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES*                               [     ]

13)   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                                                    1.1%
                                                                            ----

14)   TYPE OF REPORTING PERSON*                                               CO
                                                                              --

                                                            (Page 4 of 8 Pages)

                                     13D
                                 ------------

CUSIP No. G72201109

1)    NAMES OF REPORTING PERSONS                                John A. Motulsky
                                                                ----------------
      I.R.S. IDENTIFICATION
      NOS. OF ABOVE PERSONS
                                                                     -----------

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [   ]
                                                                     (b)   [ X ]
3)    SEC USE ONLY

4)    SOURCE OF FUNDS*                                                        AF
                                                                              --

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                        [   ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION                         United States
                                                                   -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

      7)    SOLE VOTING POWER                                                511
                                                                            ----

      8)    SHARED VOTING POWER                                            - 0 -
                                                                           -----

      9)    SOLE DISPOSITIVE POWER                                           511
                                                                             ---

      10)   SHARED DISPOSITIVE POWER                                       - 0 -
                                                                           -----

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                               511
                                                                             ---
12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES*                               [     ]

13)   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                                                    0.0%
                                                                           -----

14)   TYPE OF REPORTING PERSON*                                               IN
                                                                              --

                                                            (Page 5 of 8 Pages)

                                     13D
                                 ------------

CUSIP No. G72201109

1)    NAMES OF REPORTING PERSONS                         Stonehill Institutional
                                                                  Partners, L.P.
                                                         -----------------------
      I.R.S. IDENTIFICATION
      NOS. OF ABOVE PERSONS
                                                                     -----------

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [   ]
                                                                     (b)   [ X ]
3)    SEC USE ONLY

4)    SOURCE OF FUNDS*                                                        WC
                                                                              --

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                        [   ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware
                                                                        --------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

      7)    SOLE VOTING POWER                                            123,697
                                                                         -------

      8)    SHARED VOTING POWER                                            - 0 -
                                                                          ------

      9)    SOLE DISPOSITIVE POWER                                       123,697
                                                                         -------

      10)   SHARED DISPOSITIVE POWER                                       - 0 -
                                                                           -----

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                           123,697
                                                                         -------
12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES*                               [     ]

13)   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                                                    1.2%
                                                                            ----

14)   TYPE OF REPORTING PERSON*                                               PN
                                                                              --

            This Amendment No. 2 amends and supplements the responses to Items 4, 5 and 7 of the Statement on Schedule 13D (as amended on January 6, 1998, the "Schedule 13D") of Stonehill Partners, L.P., a Delaware limited partnership ("SP"), Stonehill Offshore Partners Limited, a Cayman Islands company ("SOP"), Stonehill Institutional Partners, L.P., a Delaware limited partnership ("SIP"), and John A. Motulsky ("Motulsky"), a United States citizen, which was originally filed on December 15, 1997 with respect to the shares of Class A Common Stock, $0.01 par value ("Class A Stock"), of Presidio Capital Corp., a British Virgin Islands company ("Presidio"), beneficially owned by SP, SOP, SIP and Motulsky. All capitalized terms used herein without definition have the meanings set forth in the Schedule 13D.

Item 4.  Purpose of Transaction.

            The response to Item 4 of Schedule 13D is hereby amended and supplemented by the following:

            In the Schedule 13D, SP, SOP and Motulsky disclosed that, on December 3, 1997, representatives of SP, SOP and Motulsky commenced working with representatives of Angelo/Gordon and Davidson with a view to formulating responses to one or more proposals from Holding.

            On March 5, 1998, SP, SOP and SIP entered into an agreement with Holding, an entity affiliated with Davidson and an entity affiliated with Angelo/Gordon pursuant to which SP, SOP and SIP contributed all of the shares of Class A Stock beneficially owned by them to Presidio Property Holding Company ("PPHC"), a newly formed limited liability company, in exchange for membership interests in PPHC. It is expected that, as a result of the previously announced reverse stock split by Presidio, PPHC will become the sole stockholder of Presidio.

            Reference is hereby made to the Operating Agreement of PPHC dated March 5, 1998, a copy of which is filed as Exhibit C hereto, for further information relating to PPHC.

Item 5.  Interest in Securities of the Issuer.

            The response to Item 5 of Schedule 13D is hereby amended and supplemented by the following:

            As a result of the previously announced reverse stock split of Presidio, Motulsky will no longer beneficially own any shares of Class A Stock.

Item 7.  Material to be Filed as Exhibits.

            The response to Item 7 of Schedule 13D is hereby amended and supplemented by the following:

                               (Page 6 of 8 Pages)

            Exhibit C. Operating Agreement of Presidio Property Holding Company, LLC, dated March 5, 1998, among Presidio Holding Company, LLC, a Delaware limited liability company, and the persons listed on Schedule A thereto.

Signature

            After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement with respect thereto is true, complete and correct.

March 9, 1998
______________________________
Date




/s/ John A. Motulsky
-------------------------------------
Stonehill Partners, L.P.
by John A. Motulsky,
General Partner




/s/ John A. Motulsky
-------------------------------------
Stonehill Offshore Partners Limited
by Stonehill Advisers LLC
  by John A. Motulsky
  Member




/s/ John A. Motulsky
-------------------------------------
Stonehill Institutional Partners, L.P.
by John A. Motulsky,
General Partner




/s/ John A. Motulsky
-------------------------------------
John A. Motulsky


                               (Page 7 of 8 Pages)

                                EXHIBIT INDEX


Number                  Description

   A Joint Filing Agreement, dated December 8, 1997, by and among Stonehill Partners, L.P., Stonehill Offshore Partners Limited and John A. Motulsky.

   B Amended and Restated Joint Filing Agreement, dated January 5, 1998, by and among Stonehill Partners, L.P., Stonehill Offshore Partners Limited, Stonehill Institutional Partners, L.P. and John A. Motulsky.

   C Operating Agreement of Presidio Property Holding Company, LLC, dated March 5, 1998, among Presidio Holding Company, LLC, a Delaware limited liability company, and the persons listed on Schedule A thereto.


                               (Page 8 of 8 Pages)